                      AXIM International, Inc.
18 E 50th St 5th Floor
New York, NY 10022

June 13, 2014

Era Anagnosti
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           AXIM International, Inc. (the “Company”)
Preliminary Information Statement on Schedule PRE 14C
Filed May 23, 2014

Dear Ms. Anagnosti:

Please allow this to respond to your letter dated June 5, 2014, regarding the above referenced Company.

Revised Preliminary Information Statement on Schedule PRE 14C

General

2. Please note that an amendment to a preliminary information statement on Schedule 14C should be coded as PRER14C. Please ensure that you properly code the next EDGAR submission of the revised preliminary information statement.

    Response:  We will file the next amendment using the PRER14C code.

3. We note your statement in the letter to shareholders that “[t]his Information Statement is being mailed on or about April 30, 2014” to all stockholders of record as of the close of business on April 21, 2014,” and that similar disclosure is on the first page of your information statement. Pursuant to the requirements of Rule 14c-5(c) under the Exchange Act of 1934, please ensure that in your next amendment you update all requisite dates accordingly. Please advise whether the information statement has already been mailed to the shareholders despite not having been filed in definitive form.

    Response:  We have updated all dates on the company’s amended Schedule 14C.  The preliminary Schedule 14C was mailed to the shareholders and the company intends to mail the definitive Schedule 14C to the shareholder when finalized.

4. We note your statement that you will not file the amendment to your Articles of Incorporation until 20 days after mailing this information statement to your stockholders, and anticipate filing your amendment on May 20, 2014. Please update the date accordingly or advise whether you have already amended your Articles of Incorporation.

    Response:  We have updated the anticipated filing date of the Articles of Incorporation.  The Certificate of Amendment filed on May 28, 2014, was filed in error and has been cancelled.

5. We note your response to comment one of our letter dated May 20, 2014; however, you provide no legal analysis as to why Item 14 of Schedule 14A would not be applicable with respect to the change in control transaction described in the information statement. Given that your disclosures indicate a change in the direction of your business, and that you currently contemplate, or have already engaged in, a change in control transaction, please revise your disclosures to comply with our prior comment one in full. Otherwise, please provide us with a detailed analysis as to why you would not be required to comply with the disclosure requirements of Item 14 of Schedule 14A.

    Response:   Upon review of the applicability standards set forth in section (a) to the instructions to Item 14 of Schedule 14A (see below) we do not believe that Item 14 of Schedule 14A is applicable to the actions described in the Schedule 14C Information Statement which contemplates only a name change and capital increase.  There is no intent by the company to undertake any of the actions described below.  Please note that all references to Canchew Bio-technologies, LLC have been removed from the Information Statement, and the company name has been revised to “AXIM Biotechnologies, Inc.”
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a.	Applicability. If action is to be taken with respect to any of the following transactions, provide the information required by this Item:

1.	A merger or consolidation;

2.	An acquisition of securities of another person;

3.	An acquisition of any other going business or the assets of a going business;

4.	A sale or other transfer of all or any substantial part of assets; or

5.	A liquidation or dissolution.

6. We note your revised disclosure in response to comment two of our letter dated May 20, 2014. You currently state that “the number of authorized shares of capital stock of the Company [is] … one hundred ninety five million (195,000,000) shares of common stock.” This figure does not include the five million shares of preferred stock authorized for issuance. Please revise to accurately describe your currently authorized capital. Please ensure that your disclosure clearly states the number of shares of common and preferred stock you will be authorized to issue upon amendment of your articles of incorporation.

    Response:  We have revised the Information Statement to accurately describe the company’s authorized capital.

7. We note your revised disclosure in response to comment four of our letter dated May 20, 2014. However, it is not readily apparent what relevance Canchew Bio-technologies, LLC has regarding the matters to be acted upon in this information statement. Please refer to Item 3 of Schedule 14C. Please revise your disclosure to comply with our prior comment four in full.

    Response:  Canchew Bio-technologies, LLC is a company which manufactures and markets a product called” CanChewGum.”  Canchew Bio-technologies, LLC has no relevance to the Information Statement or the matters to be acted upon therein.  Accordingly, we have removed all references to Canchew Bio-technologies, LLC from the Information Statement.  Going forward, the Company’s board of directors intends to broaden the current operations of the Company to include development of pharmaceutical and nutriceutical products, manufacturing facilities, genetically and nano-controlled botanical products, extraction and purification of biomaterials technologies.  These activities are anticipated to include the following:

a)
Supporting a clinical trial at the VU University of Amsterdam, The Netherlands in collaboration with the University of Plymouth, GB for a novel (patent pending) delivery form of cannabinoids for treatment of pain and spasticity in patients with multiple sclerosis.   The anticipated duration of the trials prior to FDA/ EMA registration is 24 months.

b)	Conducting research trials of a novel delivery mechanism (patent pending) for treatment of patients with ADHD.
c)
Contracting with Syncom BV, Gronigen, The Netherlands for provision of intellectual property for extraction and concentration of active pharmaceutical ingredients based on cannabinoids.  The anticipated duration of the trials is 4 months.

d)
A land purchase in the city of Almere, in the province of Flevoland, The Netherlands for building of a state of the art FDA, EMA and GMP- compliant extraction facility as well as a factory for pharmaceutical and nutriceutical preparations.

e)	Negotiating with Italy, Spain and The Czech Republic for importation of pharmaceutical grade CBD-reach hemp oil to Europe and the USA.

We hope that the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

AXIM International, Inc.

/s/	Dr. George E. Anastassov
By:	Dr. George E. Anastassov
Its:	Chief Executive Officer